

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 12, 2017

Ellen M. Fitzsimmons
General Counsel and Corporate Secretary
CSX Corp.
500 Water Street – 15th Floor
Jacksonville, FL 32202

 Re: CSX Corp.
 Preliminary Proxy Statement filed under EDGAR Tag PRE 14A
 Filed April 3, 2017 by CSX Corp.
 File No. 001-08022

Dear Ms. Fitzsimmons:

 We have reviewed the above-captioned filing, and have the following comments.

Item 4: Advisory (Non-Binding) Vote on the Frequency of Future Advisory Votes….Page 81

1. Disclose the current frequency of shareholder advisory votes on executive compensation, or advise. See Item 24 of Schedule 14A.

Item 5: Advisory (Non-Binding) Vote Concerning Reimbursement Arrangements…. Page 82

2. Advise us, with a view toward revised disclosure, what consideration has been given to the application of Item 10 of Schedule 14A to this proposal. Refer to Instruction 1of Item 10.

Form of Proxy

3. Please advise us, with a view toward revised disclosure, how the participants fulfilled their disclosure obligations under Rule 14a-4(e). At present, the form of proxy simply reads, in apparent response to Rule 14a-4(e), "[i]f no direction is made…" Such disclosure, however, could be interpreted only as a qualification on the potential use of the discretionary authority available under Rule 14a-4(b). In order to fulfill their disclosure obligations under Rule 14a-4(e), the participants should affirmatively disclose in the form of proxy and/or the proxy statement that the shares represented by the proxies will be voted as instructed.

 We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions